Exhibit 99.1

UNANIMOUS WRITTEN CONSENT

OF DIRECTORS OF

MUSIC LICENSING, INC.

This Unanimous Written Consent is made in accordance with Nevada Revised Statutes Section 78.315 et seq.

The undersigned is the duly elected director of Music Licensing, Inc. (“the Corporation”). By signing below, I indicate consent to and adoption of the resolution contained in this document. I further agree that this resolution shall have the same force and effect as if it had been adopted at a formal meeting of the directors.

Resolved, that the Directors of the Company authorizes the listing of securities on the Jamaican Stock Exchange (JSE) and that the President and CEO, Jake P. Noch, along with counsel, is duly authorized to provide all documentation, opinions, and other due diligence as may be required for such listing.

Further Resolved, that the Company’s listing of securities on the JSE shall remain in effect in perpetuity unless removal or termination of the Company is authorized pursuant to the procedures in the Company’s Bylaws.

I further consent to the execution of this document in multiple counterparts so that all such parts collectively shall represent a single written consent as contemplated by Nevada Revised Statutes Section 78.315 et seq.

Effective date: April 12, 2023

/s/ Jake P. Noch
Jake P. Noch, President and CEO, Director

/s/ Vito Roppo
Vito Roppo, Director

/s/ James Chillemi
James Chillemi, Director

/s/ Rodrigo D. Federico
Rodrigo D. Federico, Director

/s/ Paul Ring
Paul Ring, Director